EXHIBIT 3.7

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:57 PM 10/20/2005
FILED 02:57 PM 10/20/2005
050858516 — 2033004 FILE
CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION OF
NTN COMMUNICATIONS, INC.
     Andy Wrobel hereby certifies as follows:
     1. He is the duly appointed and acting Chief Financial Officer and Secretary of NTN Communications, Inc., a Delaware corporation.
     2. Sections A and B of Article IX of the Restated Certificate of Incorporation of this corporation are hereby amended to read in their entirety as follows:
“ARTICLE IX
     A. Number, Election and Term of Directors. The number of Directors of the Corporation shall be fixed from time to time by or pursuant to the By-laws. Each director who is serving as a director on the date of this Amendment shall hold office until the next annual meeting of stockholders after such date and until his or her successor has been duly elected and qualified, notwithstanding that such director may have been elected for a term that extended beyond the date of such next annual meeting of stockholders. At each annual meeting of stockholders after the date of this Amendment, the Directors elected at such annual meeting shall hold office for a term expiring at the next annual meeting of stockholders to be held in the year following the year of their election, with the members to hold office until their successors are elected and qualified.
     B. Newly Created Directorship and Vacancies. Newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from the death, resignation, disqualification, or removal of a director shall be filled solely by the affirmative vote of the majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected (a) to fill any vacancy resulting from the death, resignation, disqualification or removal of a Director shall hold office for the remainder of the full term of the Director whose death, resignation, disqualification or removal created such vacancy or (b) to fill any vacancy resulting from a newly created directorship shall hold office until the next annual meeting of stockholders and, in each case, until such Director’s successors shall have become elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.
     3. The foregoing amendment of the Restated Certificate of Incorporation of this corporation has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.
     NTN Communications, Inc. has caused this Certificate of Amendment to Restated Certificate of Incorporation to be signed by Andy Wrobel, its authorized officer, this 20th day of October, 2005.

By:	/s/ Andy Wrobel
Title: Chief Financial Officer and Secretary